mounir.ajam@urukpm.com

From: mounir.ajam@urukpm.com
Sent: Monday, April 11, 2022 7:51 AM
To: shareholders@urukpm.com
Subject: Fundraising

Importance: High

Hi All

You might have received an update through WeFunder, but I also want to send it here.

We are preparing for another round of fundraising through WeFunder. Currently, we are finalizing all of the financial and legal formalities. Therefore, we expect that we will be able to open the private campaign in about 10-15 days. The **Private Campaign** is for our existing shareholders, family, friends, and connections, and those investing early will be able to take advantage of the **early birds' terms**. The private campaign duration is two weeks.

Next, we will shift to a public campaign. A Public Campaign means our fundraising campaign will be featured on WeFunder and released to the public.

Here are a couple of critical points:

1. Any shareholder who wants to invest should do so in the Private window. You can invest later if you want, but investing early will give you better terms and will give us momentum, so when we are open to the public, people see investment already made.
2. Our goal will be in three parts:
    a. Min target of $150,000 to ensure that we can have a successful campaign and withdraw the money. If we do not achieve this minimum target, we get nothing.
    b. A target of $375,000 total, this number is derived per SEC rules.
    c. Our hopeful goal is to reach $500,000, which will be allowed by the SEC, but we will have to do some more legal work.

We urge you to think about this and get ready.

- **If you want to invest, we hope you can do it as soon as possible (once we open the campaign).**
- **Once the public campaign is open, we urge you to share it with your friends, family, and connections**.

Thank you
Mounir Ajam